HOLMES BIOPHARMA, INC.	8655 East Via De Ventura Suite G200 Scottsdale, Arizona 85258 USA Toll Free: 1-877-241-4779

April 22, 2008

Adam Phippen, Staff Accountant

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549-0405

Re:

Holmes Biopharma, Inc.

Item 4.02 Form 8-K

Filed April 14, 2008

File No. 0-31129

Dear Mr. Phippen,

We are in receipt of your comment letter dated April 15, 2008 regarding the above identified current report of Holmes Biopharma, Inc. (the “Company”).  The Company is filing via EDGAR this response letter and an Amendment No. 1 to the Form 8-K, filed April 14, 2008.

We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Form 8-K filed April 14, 2008

1.

The date of the report on the cover page should represent the date your Chief Financial Officer concluded that your previously issued financial statements should no longer be relied upon as disclosed in the first paragraph of Item 4.02.  Please revise or advise.

Response: The date of the report has been revised to April 7, 2008.

2.

We note from the disclosure in your annual report on Form 10-K filed April 14, 2008 that you restated your financial statements for the first three quarterly periods of fiscal 2007.  Yet, you did not identify those financial statements as financial statements that should no longer be relied upon.  Please revise or tell us why your financial statements for those periods can still be relied upon.  Refer to Item 4.02(a)(1) of Form 8-K.

Response: We have revised the Form 8-K to state that the interim periods for the year ended December 31, 2007 should no longer be relied upon.  See the last two sentences of the first full paragraph.

E-mail: info@holmesbiopharma.com             OTCBB: HLMB                        Web: www.holmesbiopharma.com

Mr. Phippen

U. S. Securities and Exchange Commission

April 22, 2008

3.

We note from the disclosure in your annual report on Form 10-K filed April 14, 2008 that common stock issued for services was not recognized in income or additional paid-in-capital.  Yet, it appears that the share-based payment was presented as an adjustment to reconcile net loss to net cash used in operating activities.  Please tell us how you initially recorded the transaction and facts and circumstances that resulted in the share-based payment accounting error.  In your response, also address your initial cash flow presentation of stock issued for services in cash flows from operating activities and issuance of common stock, net of offering costs, in cash flows from financing activities.  In addition, tell us why you believed that your initial accounting treatment and financial statement preparations were appropriate.

Response:  While compiling the 2007 financial statements, the accounting department discovered that there were certain stock transactions that had been erroneously posted as stock issued as part of a Regulation S offering for cash.  In reality the shares should have been accounted for as shares issued for services rendered on behalf of the Company.  Upon further review of the initial financial statements for the year ended December 31, 2006, we became aware that the cash flow statement had been erroneously presented.  The cash flow represented the shares as a reconciling item in operating activities, when, in order to be correct the shares would not have been reflected in that section.  We note that the initial presentation in the cash flow statement was in error and has been corrected as part of the 2006 restatement.  In the restated financial statements filed on April 14, 2008 as part of our Form 10-K for the year ended December 31, 2007, the amounts in question have been properly reclassified to show the true nature of the transactions.  Our initial accounting for these share issuances was not appropriate as evidenced by our restatement of the 2006 financial statements.

4.

Please revise to describe the error in your statement of cash flows.  Refer to Item 4.02(a)(2) of Form 8-K.

Response:   The Form 8-K has been revised to include a description of the errors in the statement of cash flows.  See the last bullet paragraph.

5.

When you file the amendment to Form 10-KSB for the fiscal year ended December 31, 2006, please describe the effect of the restatement on your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.  See Item 307 of Regulation S-B.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:   The Company shall undertake to revise Item 8A of the amended Form 10-KSB for the fiscal year ended December 31, 2006.  The Company shall revise the disclosure to state that our controls and procedures were ineffective at the end of the period covered by the report due to errors in recording transactions.

Mr. Phippen

U. S. Securities and Exchange Commission

April 22, 2008

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In connections with our response to your comments, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely, /s/John F. Metcalfe John F. Metcalfe President